                             [Net2Phone Letterhead]

January 14, 2005

VIA TELECOPIER AND ELECTRONIC TRANSMISSION
Larry M. Spirgel
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Mail Stop 0407

                  Re:  Net2Phone, Inc.
                       Form 10-K for the fiscal year ended July 31, 2004 Filed October 14, 2004

                       Form 10-Q for the quarter ended October 31, 2004 File No. 0-26763

Dear Mr. Spirgel:

         We are responding to your letter dated December 15, 2004 (the "Comment Letter"), relating to the filings referenced above (the "Filings"). For your convenience, we have repeated the Staff's comments below prior to our responses.

Form 10-K for the fiscal year ended July 31, 2004

Management's Discussion and Analysis of Financial Condition and Results of Operations

   Results of Operations, Page 40

   1. It appears that your segments contribute in a disproportionate way to your operating results. In future filings, discuss your results of operations on a segment basis. Refer to Section 501.06 of the Codification of Financial Reporting Policies. In addition to discussing your segment measure of profitability, we believe that you should discuss in MD&A the items that reconcile your measure of segment profitability to operating profit on a GAAP basis, as discussed in footnote 28 of Section 501.06 of the Codification of Financial Reporting Policies.

     In response to the Staff's comment, we will include in future filings with the Commission a discussion of our results of operations on a segment basis and will include a discussion in MD&A of the items that reconcile our measure of segment profitability to operating profit on a GAAP basis.

   Comparison of Fiscal Years Ended July 31, 2003 and 2002

   2. Tell us the nature and amount of your "one-time connectivity reserve reversals," which decreased your direct cost of revenue in fiscal 2003. Disclose the amount of such reversals in future filings.

     We reduced our accrual reserves for connectivity-related items by a total of $1.7 million, 3.2% of total direct cost of revenue, during fiscal 2003. The nature of these reversals were primarily due to favorable settlements with various carriers regarding long-standing disputes ($0.9 million) and a revision to prior estimates of connectivity accruals based on historical experience for resolving disputes.

     In response to the Staff's comment, we will disclose the amounts of any such reversals in future filings with the Commission if their impact from period to period is material.


   3. We note at page 43 that your selling, general and administrative expenses include amounts paid in connection with revenue-sharing arrangements. Describe for us the nature of your current revenue-sharing arrangements and tell us your basis for classifying the payments as selling, general and administrative expense.

     Net2Phone currently has an active revenue-sharing agreement with just one company, Yahoo!, Inc., that results in recording of a selling expense. As previously disclosed, under this revenue sharing agreement, Net2Phone pays to Yahoo! a percentage of PC-to-phone gross revenue from Yahoo! subscribers as well as revenue received by Net2Phone from users of the Yahoo! voice activated dialer remaining after deducting certain agreed upon per minute charges earned by Net2Phone. This arrangement resulted in only approximately $63,000 of expense in fiscal 2004 (0.1% of total selling, general and administrative expense), therefore, we did not mention revenue sharing agreements in our fiscal 2004 MD&A as an element of our selling, general and administrative expense. We do not expect revenue sharing agreements to result in significant expense going forward. During fiscal years 2003 and 2002, Net2Phone was a party to other revenue sharing agreements, primarily with internet service providers. These arrangements resulted in approximately $113,000 and $326,000, respectively, of selling, general and administrative expense in fiscal years 2003 and 2002 (0.2% and 0.3% of total selling, general and administrative expense, respectively). The nature of these arrangements was to provide Net2Phone with additional opportunities to expand our customer base, add incremental distribution channels for product sales, build brand awareness and cooperatively market our products and services. Accordingly, management has classified the payments remitted to these service providers as a selling expense.

Item 9A.   Controls and Procedures

   4. We note that your chief executive officer and your chief financial officer concluded that your disclosure controls and procedures were "effective in alerting them on a timely basis to material information relating to Net2Phone (and its consolidated subsidiaries) required to be included in our reports filed or submitted under the Exchange Act." Please supplementally confirm that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Please also revise your future filings accordingly. Alternatively, you may simply state, in future filings, that your disclosure controls and procedures are effective.

     We confirm that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. In response to the Staff's comment, and to the extent appropriate at the time the statement is made, we will revise our future filings with the Commission to state that our disclosure controls and procedures are effective.

Consolidated Statements of Operations

     5. In future filings, revise your presentation of the caption "direct cost of revenue (exclusive of items shown below)" to specifically indicate the items to which you are referring. If your caption is intended to refer to items other than depreciation and amortization, tell us why the other items are not included within "direct cost of revenue."

     The caption items excluded from direct cost of revenue are depreciation and amortization and non-cash services provided by IDT. A portion of the non-cash services provided by IDT are attributable to cost of revenue. However, as discussed in our response to comment #7 below, it is not practicable for us to differentiate the value of such services between cost of revenue and selling, general and administrative expenses. Therefore, we specifically state on the face of our statement of operations that the non-cash services provided by IDT are attributable to direct cost of revenue and selling, general and administrative. In addition, Note 2 to our July 31, 2004 financial statements includes the following disclosure:

              Direct Cost of Revenue
              Direct cost of revenue consists primarily of telecommunications costs, connectivity costs, and the cost of equipment sold to customers. Direct cost of revenue excludes depreciation and amortization and non-cash services provided by IDT.

     Finally, as we disclosed in Note 14 to our July 31, 2004 financial statements, we believe it is not practicable for us to differentiate the value of such services between cost of revenue and selling, general and administrative expenses because the services provided by IDT do not individually have readily identifiable market values, and that the variable accounting treatment (as discussed in our response to comment #7 below) will result in different values being ascribed to the same services from period to period.

     We have taken this approach instead of including the line item "Direct cost of revenue (exclusive of depreciation and amortization and non-cash services provided to IDT that are attributable to direct cost of revenue)" due to the length of this caption. Accordingly, we believe no revisions are warranted in future filings with the Commission.


Note 2 - Summary of Significant Accounting Policies

   Revenue Recognition

   6. We note that you recognize revenue from pre-payments for services after you conduct evaluations of outstanding, remaining pre-payment balances and determine, based on historical data, that such balances are not likely to be utilized. Please clarify the nature of these services and tell us the terms of the agreement. Tell us how you determine that it is appropriate to recognize revenue before you have no further obligations with respect to the pre-paid services. Also, describe for us the amount and nature of the historical transactions which you use to support your accounting policy.

     The nature of the services provided is primarily termination of telephone calls. We have a variety of products and services that require prepayment of balances, for example, prepaid calling cards, reseller accounts and some of our internet calling accounts. The agreements in place with respect to these products and services may include internet click-through agreements, language printed on a calling card, or arrangements with wholesalers to establish prepaid accounts for consumers in their market territory (typically a country) which allow access to our communications platform.

     We track the balances in prepaid accounts and recognize revenue as balances are used for terminating telephone calls and, if applicable, service fees are charged or balances expire pursuant to the terms related to the product. The cumulative remaining balances of all prepaid accounts are maintained in an Oracle database. This database, which includes both active and inactive accounts, is reviewed monthly. If there is usage in or payments made to an account within the last 90 or 120 days (depending on the product), it is classified as active.

     We segregate the outstanding balances by the type of product and account activity. We reconcile the balances in this database to deferred revenue in our general ledger by reviewing historical data (i.e., usage activity) to calculate an estimate of balances likely to be utilized. Based on this reconciliation, the deferred revenue account may be increased or decreased as necessary to properly reflect our liability.


     Currently, our revenue recognition policy states: "Internet telephony service revenue, including pre-paid calling card revenue, is recognized as service is provided, that is, as minutes are used and service charges are levied. Pre-payments for communications services are deferred and recognized as revenue as the communications services are provided. We also recognize revenue from pre-payments for services after we conduct evaluations of outstanding, remaining pre-payment balances and determine, based on historical data, that such balances are not likely to be utilized." Since this language may not adequately describe our review process, in future filings with the Commission we will revise our policy to state: "Pre-payments for communications services are deferred and recognized as revenue as the communications services are provided, service charges are levied, or remaining balances expire. We conduct evaluations of outstanding pre-paid balances to determine, based on historical data, whether such balances are likely to be utilized. The balances likely to be utilized are reconciled to our deferred revenue account and deferred revenue is increased or decreased accordingly to properly reflect our liability."


Note 14 - Related Party Transactions

   7. Please address the following items regarding your memorandum of understanding with IDT:

   o Tell us your basis in the accounting literature for applying variable accounting treatment to the shares that will be held in escrow to be released to IDT in equal annual installments.

     We followed the guidance in EITF 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, in determining to apply variable accounting treatment to the shares that will be held in escrow until they are released to IDT. Issue 1 of EITF 96-18 states that the issuer should measure the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of either of the following:

   o The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a "performance commitment"); or
   o  The date at which the counterparty's performance is complete.

     Since IDT does not have a "performance commitment", as that term is defined in EITF 96-18, we determined that we must mark-to-market the value of the shares earned by IDT at each quarterly reporting period until those shares, once issued, are released from escrow (i.e., IDT's performance with respect to those shares is complete). Therefore, since 20% of the shares vest annually over a five-year period, that is, IDT earns 20% of the shares at the end of each annual period (five "tranches" of shares), and IDT is providing the services to us throughout the year, we record the expense for the services each quarter based on the value of the shares at the end of each quarterly period on a "tranche-by-tranche" basis. At each quarter end during each annual period, we will record expense for the services provided by IDT based on the value of 25% (345,000) of the shares being earned by IDT for such annual period. The value of each tranche of shares will be fixed once the annual vesting date for each tranche has been reached (i.e., the measurement date).

     However, since we have not yet entered into a definitive agreement with IDT and thus have not issued the shares, we will continue to mark-to-market each quarter the value of the shares "earned" by IDT for services rendered during the one-year period that ended on October 29, 2004, which was the first anniversary date of signing the Memorandum of Understanding ("MOU"), until the date a definitive agreement is reached.

   o We note that you have recorded a charge of $3.4 million during fiscal 2004, which represents the market value of the 1.0 million shares that you may issue and subsequently release from escrow to IDT for services and benefits provided by IDT during fiscal 2004. Clarify for us how you will compensate IDT for these services and benefits if a definitive agreement is not reached and the shares are not issued.

     If we do not reach a definitive agreement with IDT and the shares are not issued, we will enter into negotiations with IDT to compensate them for services and benefits received to that date. We have not had any discussions with IDT in this regard, but we expect the process would include a review of services and benefits provided to that date, an assessment of the market value of these services and a discussion of the appropriate form of compensation, if any, for these services. The boards of directors of both Net2Phone and IDT each have established a committee of independent directors that have the responsibility of reviewing and approving such intercompany transactions.

   o Tell us how you applied the guidance of SFAS 128 in determining that it was appropriate to include the 1.0 million shares for purposes of computing basic earnings per share.

     We have determined that, beginning in the second quarter of fiscal 2004, we incorrectly included the shares we may issue (related to the first year of the agreement) upon reaching a definitive agreement, and subsequently release from escrow to IDT for purposes of computing basic ESS and also incorrectly included such shares as outstanding on our balance sheets. However, this error did not have any impact on basic EPS and was not material to the number of outstanding shares included on our balance sheets, as indicated on Exhibit 1. Therefore, we will correct this error in future filings with the Commission.

     For the Staff's information, in accordance with EITF Topic D-90, Grantor Balance Sheet Presentation of Unvested, Forfeitable Equity Instruments Granted to a Nonemployee, we will not treat the shares as outstanding on our balance sheets or for basic EPS until they vest. Since they vest in equal annual amounts over the five-year service period, after the first year 20% of the 6.9 million shares (1.38 million shares) will be considered outstanding; 40% (2.76 million) after two years; 60% (4.14 million) after three years; and so on. However, we will not consider any shares as outstanding on our balance sheets or for EPS during any period prior to their vesting. Although the first vesting date was October 29, 2004, we have agreed that no vesting will occur until a definitive agreement between the parties is reached. All 6.9 million shares are considered in the calculation of diluted EPS for all interim and annual periods.

   o Describe for us why you believe that differentiating between direct cost of revenue and selling, general and administrative expenses for the service provided by IDT is not practicable. Describe in more detail the nature of the services and why these services do not have readily identifiable market values. In addition, tell us how you determined the number of shares to be issued in exchange for the services.

     The MOU memorializes IDT's agreement to provide Net2Phone Cable Telephony, directly or through its subsidiaries, with local and inter-exchange network access, termination, origination and other related services, including financial advisory services, sales and marketing assistance and an agreement by IDT and Winstar not to compete with us in the cable telephony market. IDT is a competitive local exchange carrier and an inter-exchange carrier and its network includes switching facilities in several U.S. cities and additional points of presence in various countries, allowing us to co-locate our equipment and interconnect to IDT's network at those points. The determination that the provision of such services and commitments over the term of the agreement was valued at 6.9 million shares was based upon the total amount of services expected to be provided over the full duration of the agreement, which in turn was based on assumptions related to the growth of our business over that time. In addition, we factored in the value of the covenant not to compete during this period, and IDT's provision to us of sales and marketing and financial advisory services. The percentage of such services that relate to direct cost of revenue rather than selling, general and administrative expense will vary widely during the period of the agreement. In conjunction with variable accounting treatment and a fluctuating price of our common shares, we believe it would be misleading to investors to attempt to distinguish between the value of the shares that should be reflected as direct cost of revenue rather than selling, general and administrative expense on a quarterly basis.

     Over a period of several months prior to signing the MOU, management analyzed the value of these services and other commitments to be entered into by IDT and Winstar, such as the covenant not to compete, and established a value as a baseline for negotiating an MOU and eventually definitive agreements between the parties. Our Board of Directors formed a Special Committee of independent directors of the Board to review and evaluate the transaction. Management presented its analysis of the value of the transaction to the Special Committee, who in turn hired an independent financial consultant to review the valuation and the transaction. The consultant reviewed the valuation of the proposed transaction and presented a detailed report to the Special Committee indicating that the value of the services to be provided was in their estimation, and based on certain assumptions reviewed with the Special Committee, more than the value of the proposed 6.9 million class A common shares. After further deliberation with management and the consultant, the Special Committee subsequently approved the MOU, including the grant of 6.9 million shares to be issued to IDT, provided that the shares be held in escrow as security for IDT's performance of its obligations to Net2Phone and released over the five-year term of the agreement.


Form 10-Q for the quarter ended October 31, 2004

Note 10 - Subsequent Events

   8. We note your disclosure that you have introduced a warrant incentive program. Tell us how you account for the warrants issued under this program and your basis in the accounting literature.

     We account for the warrants issued under the warrant incentive program in accordance with EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Following the guidance in EITF 96-18, there is no measurement date prior to October 1, 2005, which is when vesting of the warrants begins, since the cable operator does not incur any penalty if it does not provide any incremental net subscribers, other than the loss of the warrants that it would have earned (i.e., there is no "performance commitment" as defined in EITF 96-18). The measurement date will occur for each group of warrants as they vest.

     The consensus of the Task Force was that if it is appropriate for an issuer of an equity instrument to recognize any cost of the transaction in reporting periods prior to the measurement date, the equity instruments should be measured at their then-current lowest aggregate fair value at each of those interim reporting dates. The "then-current fair value" is calculated using the assumptions that result in the lowest aggregate fair value if the quantity or any other terms remain unknown. This amount may be zero. Since the cable operator receives warrants based on the number of net subscriber additions at the end of each quarter beginning October 1, 2005 and customers are not obligated to use the cable telephony services for a minimum period of time, there is no guarantee that there will be positive net subscriber additions as of December 31, 2005, and each subsequent quarter. Therefore, the lowest aggregate fair value at each reporting period prior to the measurement date is zero, and no accounting is necessary. As warrants vest (i.e., as positive net subscriber additions occur), we will measure the equity instruments at their then-current fair value using the Black-Scholes valuation model. Example 14 of EITF 96-18, which provides an analogous fact pattern, supports this conclusion.

     Upon the vesting of warrants, we will record a cost equal to the fair value of the vested warrants on that date. Since the cable operator has no further obligations to Net2Phone after a customer signs up for cable telephony service (i.e., they have a "net subscriber addition"), and the customer does not enter into a contract to use the cable telephony services for any period of time when they initially sign up for it (i.e., they are "month-to-month"), the cost related to the vested warrants will be recorded in the quarter they are issued.

     The cost of the warrants, if any, will be shown as a reduction of revenue, in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor's Products). That is, any benefit we receive in exchange for issuing the warrants cannot be separated from the arrangement to sell our telephony services to the cable operator.

     We consulted with Ernst & Young's National Office regarding the aforementioned accounting for the warrants and they concurred with our conclusions.

                                    ********

         Per your request and in connection with responding to your comments, Net2Phone, Inc. (the "Company") acknowledges that:

   o The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;
   o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
   o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope that the foregoing has been responsive to the Staff's comments. Any questions or comments regarding this letter or the Filings should be directed either to the undersigned at (973) 438-3450 or Glenn J. Williams, Executive Vice President, Business & Legal Affairs and General Counsel, at (973) 438-3066.

                                                       Sincerely,

                                                       /s/ Arthur Dubroff

                                                       Arthur Dubroff
                                                       Chief Financial Officer
                                                       Net2Phone, Inc.
cc:  Glenn J. Williams, Esq.
              Net2Phone, Inc.
     Marc S. Dieli
              Ernst & Young LLP
     Robert M. Hayward, Esq.
              Kirkland & Ellis LLP

                                                                       EXHIBIT 1

Net2Phone, Inc.
Summary of Changes in EPS and Shares Outstanding Due to Elimination of IDT MOU Shares


                                                                              2Q04 - January 31, 2004        3Q04 - April 30, 2004
                                                                            ---------------------------  ---------------------------
REVISED EPS DATA-based on elimination of IDT MOU shares                          QTR           YTD             QTR          YTD
-------------------------------------------------------------------------------------------------------  ---------------------------

Net income (loss) available to common stockholders                            (9,522,119)   (4,424,238)      (462,432)   (4,886,670)
                                                                            ===========================  ===========================

Net income (loss) per common share-basic                                      $    (0.13)      $ (0.07)       $ (0.01)      $ (0.07)
                                                                            ===========================  ===========================

Weighted Average of number of common shares used in the
 calculation of basic & diluted net income (loss) per common share            70,931,224    65,583,768     75,559,050    68,860,320
                                                                            ===========================  ===========================

------------------------------------------------------------------------------------------------------------------------------------

EPS - WEIGHTED AVG SHARES AS REPORTED
NET INCOME (LOSS) PER COMMON SHARE-BASIC                                      $    (0.13)      $ (0.07)       $ (0.01)      $ (0.07)

WEIGHTED AVERAGE OF NUMBER OF COMMON SHARES USED IN THE
 CALCULATION OF BASIC & DILUTED NET INCOME (LOSS) PER COMMON SHARE            71,058,603    65,647,457     76,031,457    69,058,260
                                                                            ============================  ==========================

------------------------------------------------------------------------------------------------------------------------------------

                  Difference in Net income (loss) per common share - basic    $    (0.00)      $ (0.00)       $ (0.00)      $ (0.00)
                                                                            ============================  ==========================

                                 Difference in Average Shares used for EPS      (127,379)      (63,689)      (472,407)     (197,940)
                                                                            ============================  ==========================

Revised shares outstanding (balance sheet) - elimination of IDT MOU shares    78,934,871    78,934,871     78,982,871    78,982,871
                          Shares outstanding (balance sheet) - as reported    79,291,000    79,291,000     79,684,000    79,684,000

                          Percentage difference from balance sheet shares           0.45%         0.45%          0.88%         0.88%
                                                                            ============================  ==========================


                                                                               4Q04 - July 31, 2004        1Q05 - October 31, 2004
                                                                            ---------------------------  ---------------------------
REVISED EPS DATA-based on elimination of IDT MOU shares                        QTR            YTD             QTR           YTD
--------------------------------------------------------------------------- ---------------------------  ---------------------------

Net income (loss) available to common stockholders                           (6,281,543)   (11,168,213)    (8,242,952)   (8,242,952)
                                                                            ===========================  ===========================

Net income (loss) per common share-basic                                        $ (0.08)       $ (0.16)       $ (0.11)      $ (0.11)
                                                                            ===========================  ===========================

Weighted Average of number of common shares used in the
 calculation of basic & diluted net income (loss) per common share           75,622,610     70,560,131     75,806,955    75,806,955
                                                                            ===========================  ===========================

--------------------------------------------------------------------------- ---------------------------  ---------------------------

EPS - WEIGHTED AVG SHARES AS REPORTED
NET INCOME (LOSS) PER COMMON SHARE-BASIC                                        $ (0.08)       $ (0.16)       $ (0.11)      $ (0.11)

WEIGHTED AVERAGE OF NUMBER OF COMMON SHARES USED IN THE
 CALCULATION OF BASIC & DILUTED NET INCOME (LOSS) PER COMMON SHARE           76,438,736     70,913,462     77,028,084    77,028,084
                                                                            ============================  ==========================

--------------------------------------------------------------------------- ----------------------------  --------------------------

                  Difference in Net income (loss) per common share - basic      $ (0.00)       $ (0.00)       $ (0.00)      $ (0.00)
                                                                            ========================================================

                                 Difference in Average Shares used for EPS     (816,126)      (353,331)    (1,221,129)   (1,221,129)
                                                                            ========================================================

Revised shares outstanding (balance sheet) - elimination of IDT MOU shares   78,994,871     78,994,871     80,415,871    80,415,871
                          Shares outstanding (balance sheet) - as reported   80,041,000     80,041,000     81,807,000    81,807,000

                          Percentage difference from balance sheet shares          1.31%          1.31%          1.70%         1.70%
--------------------------------------------------------------------------- ---------------------------  ---------------------------